___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
ALLEGHENY ENERGY, INC. et. al.     :
                                   :    CERTIFICATE
         File No. 70-8411          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    June  30, 2001
      Company Act of 1935)         :
___________________________________




Through June 30, 2001, Allegheny Energy, Inc. (Allegheny) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $115,385,858 including contributions for the second quarter of $7,366,386. During the second quarter of 2001, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the second quarter of 2001 are shown below.

I.      Description of Activities

        A.    Consulting and Engineering Services

              Allegheny    Ventures   provided    engineering,
        consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

        B.    Energy Management Services - APS Cogenex

           As previously reported, Allegheny Ventures and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

        Allegheny Ventures developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

        C.    EWGs and FUCOs

        Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the second quarter. As of the end of the second quarter of 2001, Allegheny Ventures has invested $4,088,686 in LAEEF, including $20,149 directly invested in Fondelec GP, LP.


        D.    Real Estate Activities

        Allegheny Ventures is engaged in various land management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

        E.   Development Activities

        Allegheny   Ventures   is   investigating   the
        development of distributed generation and forming strategic alliances with equipment manufacturers and suppliers.

        On December 29, 2000, Allegheny Ventures, signed an agreement to acquire Leasing Technologies International, Inc. (LTI), a financial services firm that specializes in equipment financing solutions for emerging growth companies. The agreement with LTI represents a commitment of $185 million in debt and $42 million in equity. During the first quarter ended March 31, 2001, Allegheny Ventures made capital contributions of $4 million to LTI. Allegheny Ventures did not make any capital contributions to LTI in the second quarter of 2001. On May 7, 2001, Allegheny Ventures sent LTI a notice terminating the stock purchase agreement alleging material adverse changes in LTI's business and its prospects. Allegheny Ventures believes the termination is justified. LTI has indicated that it believes the termination is unwarranted and has reserved the right to pursue legal actions.

        As of June 30, 2001, the SEC filing for approval had not been withdrawn.

II. Guarantees  or  assumption  of  liabilities  by
    Allegheny   on  behalf  of  Allegheny  Ventures   or   its
    subsidiaries

    None.

III. Services Provided by Allegheny Ventures to Associate
     Companies

           Except as stated above, Allegheny Ventures did not provide any services to associate companies during the second quarter of 2001.


IV.  Factoring Activities

           Allegheny   Ventures  did   not   perform   any
           activities   associated  with   the   factoring   of
           accounts receivable in the second quarter of 2001.

                               ALLEGHENY ENERGY, INC.

                               /s/ THOMAS K. HENDERSON


                               Thomas K. Henderson
                               Vice President




                               ALLEGHENY VENTURES, INC.


                               /s/ THOMAS K. HENDERSON

                               Thomas K. Henderson
                               Vice President


Dated: August 29, 2001

                       Allegheny Ventures, Inc.
                 Consolidated Statement of Operations


(Thousand of Dollars)                     Unaudited
                                       Six Months Ended
                                           June 30,
                                             2001

OPERATING REVEUES:
                                          $ 38,770
OPERATING EXPENSES:
    Cost of goods sold                      18,814
    Transmission and distribution                3
    Customer accounting and services           532
    Administrative and general              17,887
      Total Operations & Maintenance        37,237

    Depreciation                               684
    Taxes other than income taxes              659
    Federal and state income taxes             593
       Total Operating Expenses             39,174
           Operating Income                   (402)

OTHER INCOME AND DEDUCTIONS:
  Other income, net                           (565)

     Income before interest charges           (967)


INTEREST CHARGES:
  Interest on long-term debt                    44

CONSOLIDATED NET INCOME                   $ (1,011)

                       Allegheny Ventures, Inc.
                      Consolidated Balance Sheet

(Thousands of Dollars)
                                                     Unaudited

                                                    June 30, 2001
ASSETS:
   Property, Plant, and Equipment:
        At original cost
                                                         $  39,648
        Accumulated depreciation
                                                            (1,394)
                                                            38,254
   Investments and Other Assets:
        Goodwill                                             1,137
        Nonutility investments                              26,278
        Other                                               14,551
                                                            41,966
   Current Assets:
        Cash and temporary cash investments                  5,225
        Accounts receivable:
            Electric Service                                10,603
            Other                                            2,292
        Allowance for uncollectible accounts                (2,094)
        Materials and supplies - at average cost:
            Operating and construction                         537
        Prepaid taxes                                        1,742
        Other                                                  444
                                                            18,749
   Deferred Charges:
        Deferred income taxes                                  537
        Other                                                  326
                                                               863
                 Total Assets                             $ 99,832

CAPITALIZATION & LIABILITIES:
        Other paid in capital                             $ 88,362
        Retained earnings                                   (8,110)
        Other comprehensive income                          (1,759)
   Total Capitalization                                     78,493

   Long-term debt                                           10,500
      Total Capitalization and long-term debt               88,993

    Current Liabilities:
        Short-term debt                                      2,000
        Accounts payable, affiliates, net                    1,437
        Accounts payable, other                              1,704
        Interest accrued                                        40
        Taxes accrued:
          Federal and state taxes                            1,876
          Other tax accrued                                     79
        Other current liabilities                            3,696
                                                            10,832
    Deferred credits                                             7
 Total Capitalization and Liabilities                     $ 99,792